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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:      December 31, 2000
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                     Hawaiian Natural Water Company, Inc.
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Full Name of Registrant
                     N/A
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Former Name if Applicable
                     98-746 Kuahao Place
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Address of Principal Executive Office (Street and Number)
                     Pearl City, Hawaii  96782
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the downsizing of its leased headquarters facility in Pearl City, Oahu, the Registrant has relocated its accounting functions to its bottling facility in Keaau on the Big Island of Hawaii. This relocation, which involved the physical movement of paper records and computer systems, commenced in late December 2000 and was completed in mid-January 2001. At approximately the same time, the Registrant's computer system was upgraded with new order entry, billing, manufacturing and accounting software.

As a result of disruptions caused by these changes, the entry of accounting data for certain year-end transactions was delayed, which extended the Company's normal schedule for closing its books. This in turn delayed commencement of the year-end audit by the Company's independent accountants. Once commenced, the audit function was further delayed by complications arising out of the use of the new software programs described above, which resulted in inconsistencies in certain year to year comparisons. The resolution of these matters required unanticipated research and review of paper records, which in some cases had become difficult to locate because of the move.

For these reasons, the audit of the Registrant's financial statements could not be completed by the deadline for filing of the Form 10-K, resulting in a delay in the filing of this report.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
                  Willard Irwin               808               966-6079
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    The Registrant's net loss for fiscal 2000 is estimated at approximately $2.8 million, compared to approximately $2.0 million in fiscal 1999. Included in the net loss for 2000 is $1.03 million in goodwill impairment expense relating to the rescission in December 2000 of the acquisition of Aloha Water Company. This acquisition was originally completed in March 2000.

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Hawaiian Natural Water Company, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date           March 30, 2001               By    Willard Irwin
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                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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Attachment Pursuant to Rule 12b-25(c)

Mr. Marcus Bender
President
Hawaiian Natural Water Company, Inc.
16-305 Old Volcano Road
Keaau, Hawaii 96749

We have read the applicable sections of the accompanying Form 12b-25 for Hawaiian Natural Water Company, Inc. and are in agreement with the statements made therein.


/s/ ARTHUR ANDERSEN LLP
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Arthur Andersen LLP


Honolulu Hawaii
March 30, 2001